Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-90254) pertaining to Spire Employee Savings Plan (formerly Laclede Gas Company Salary Deferral Savings Plan), of our report dated June 29, 2018, on our audits of the statements of net assets available for benefits of Spire Employee Savings Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the year ended December 31, 2017, and for the period from October 1, 2016 through December 31, 2016, which report appears in the December 31, 2017, annual report on Form 11-K of Spire Employee Savings Plan.

/s/ BKD, LLP

St. Louis, Missouri
June 29, 2018